On December 31, 2008, Aberdeen Asset Management PLC, entered into an agreement to purchase parts of the asset management business of Credit Suisse.  As part of this transaction, Aberdeen Asset Management Investor Services Limited assumed the role as the Chile Fund’s investment advisor on July 1, 2009 pursuant to an Advisory agreement.  Until June 30, 2009, Credit Suisse Asset Management served as the Chile Fund’s investment advisor.  The answers provided in the Form N-SAR reflect both the responses of Credit Suisse Asset Management as investment advisor prior to July 1, 2009 and Aberdeen Asset Management Investor Services Limited as investment advisor beginning on July 1, 2009.